

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Onno van de Stolpe
Chief Executive Officer and Director
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium

> **Re: Galapagos NV**
> **Draft Registration Statement on Form F-1**
> **Submitted February 6, 2015**
> **CIK No. 0001421876**

Dear Mr. Van de Stolpe:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1. We note that you have 25 discovery small-molecule and antibody programs. Please revise your pipeline table to identify the drug candidate for the arrow labeled CFTR corrector 2. If you have not yet identified a drug candidate for the arrow labeled "CFTR corrector 2," please eliminate these programs from the pipeline table on pages 1 and 90.

Risk Factors
In connection with our global clinical trials . . ., page 14

2. We note on page 97 that you are continuing to evaluate dose levels of 200 mg in your DARWIN trials and have previously tested dosages of up to 300 mg. Please expand your disclosure to discuss whether the FDA decision to exclude the 200 mg filgotinib dose for

male subjects has impacted your clinical trials or may delay your commercialization efforts.

The instability of the euro . . ., page 40

3. In this risk factor you state that "[a]n extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services." Clarify how reduced demand for oil and gas is relevant to your results of operations or financial condition.

U.S. holders of the ADSs may suffer adverse tax consequences . . ., page 49

4. In this risk factor, disclose that you do not intend to provide the information that would enable investors to take a qualified electing fund ("QEF") election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC (see, e.g., page 186).

Use of Proceeds, page 54

5. Please expand your disclosure to include the approximate amount you plan to allocate to each of your clinical trials you expect to fund with the proceeds. For each study disclose the related indication and drug candidate. Please also provide an estimate of how far such proceeds will allow you to proceed in each clinical trial.

Critical Accounting Estimates and Judgments
Recognition of Clinical Trial Expenses, page 87

6. Please revise your disclosure to state whether there have been any material adjustments to estimates based on the actual costs incurred for each period presented and if so please quantify the amounts.

Business, page 90

7. We note on page 14 that in your DARWIN clinical trials for filgotinib in subjects with RA, the FDA has excluded the 200 mg filgotinib dose for male subjects based on safety margins. Please expand your disclosure in your business section to discuss any material communications from the FDA, including any partial clinical holds, and any material actions that you have taken or plan to take in response to the FDA's communications.

8. Please amend your disclosure to indicate whether INDs have been submitted for filgotinib, GLPG1205, GLPG1837, or GLPG1690. Please also disclose when each IND was filed, the party who filed the IND, and the specific indications listed therein. If no INDs have been filed to support your clinical trials, please disclose why INDs were not required.

9. We note on page 24 that Janssen Pharmaceutica NV returned their rights with respect to GLPG1205 to you. Please expand your disclosure in your business section to discuss any material communications from Janssen Pharmaceutica NV with regard to its decision to terminate this collaboration on GLPG1205.

Previous Clinical Trials for Filgotinib for RA, page 98

10. We note that you discuss the efficacy of your Phase 2a proof-of-concept trial for filgotinib and state that median laboratory values and p-values were visually inspected for trends over time on page 98. Please indicate the statistical significance of your results by providing a p-value for both of your Phase 2a trials. Additionally, please explain the meaning and significance of p-values the first time you refer to this statistic. If no statistical analysis was performed please disclose that also.

Collaborations with AbbVie, page 112

11. For both your exclusive collaborations with Abbvie for JAK inhibitors and for CFTR modulators, please revise your disclosure to provide narrower information about the royalty provisions. For example, you may either provide a range of royalties within ten percent or a statement that the percentage is in the teens, twenties, etc. Additionally, please disclose the mutually agreed upon time period after which your right to receive royalties under each of the collaboration agreements expires for each your material products in each of the material countries.

Alliance and Option Agreement with Janssen Pharmaceutica NV, page 116

12. Please revise your disclosure to provide a range for the tiered royalty payments. For example, you may either provide a range of royalties within ten percent or a statement that the percentage is in the teens, twenties, etc. Additionally, please disclose the when the royalty obligations will expire.

Compensation of Members of the Executive Committee, page 149

13. We note that you have disclosed on an individual basis only the annual compensation of your chief executive officer for fiscal 2014. Supplementally advise, with a view to disclosure, whether you are required to disclose, or otherwise have disclosed, the annual compensation of your other named executive officers on an individual basis in Belgium for 2014. See Form 20-F Item 6.B.

Principal Shareholders, pages 158

14. Provide the number of your U.S. record holders and the percentage of your equity shares held by them. See Form 20-F Item 7.A.2.

Shares and ADSs Eligible for Future Sale
Rule 144, page 180

15. Disclose that non-affiliates who have held your securities for at least six months can sell those securities without registration pursuant to Rule 144 only if you have satisfied Rule 144's current public information requirement. See Rule 144(b)(1)(i) and (c).

Where You Can Find Additional Information, page 201

16. Disclose, if true, that as a foreign private issuer, you will file your Exchange Act annual report on Form 20-F with the Commission by a date no later than 120 days following your fiscal year end.

Notes to Unaudited Consolidated Financial Statements
18. Company disposal, page F-12

17. Please explain how you determined the income tax expense associated with the €67.4 million gain on the sale of your service division, which appears to approximate €400,000 as disclosed on page F-9, and why the relationship between these amounts is reasonable.

Consolidated Statement of Operations, page F-17

18. Please explain why you reported "services cost of sales" of €5.5 million in 2012 as part of continuing operations instead of discontinued operations. In particular, tell us your consideration of guidance in paragraph 13 and Example 9 of IFRS 5 in determining your accounting treatment. Also, you state that "cost of sales reported within continuing operations in 2012 was related to the remaining positon of our service business in Basel after the sale of the service division to Charles River on April 1, 2014." Yet you also indicate that all remaining activities in your service business were closed down in 2012. Please explain this apparent contradiction. Revise your disclosure accordingly.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Revenue recognition, page F-22

19. You recognize upfront payments over the "required periods of our involvement." Please quantify these periods of involvement for each collaboration and explain how upfront payment revenue of €38.1 million and €51.7 million recognized in 2012 and 2013 is consistent with the "period of involvement." In addition, explain the relationship between milestone revenue of €27.7 million and €20.5 million recognized in 2012 and 2013 and the aggregate milestone payments described on pages 112-116. Revise your disclosure accordingly.

Exhibit Index

    20. Please file the employment agreements between the company and Onno van de Stolpe as an exhibit pursuant to Item 601(10)(iii) of Regulation S-K.

Other Comments

    21. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

    22. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

    23. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

    24. Comments to your application for confidential treatment will be delivered under separate cover.

       You may contact Frank Wyman at (202) 551-3660 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

                        Sincerely,

                        /s/ Daniel Greenspan for

                        Jeffrey P. Riedler
                        Assistant Director

cc: Mitchell S. Bloom
       Michael H. Bison
       Goodwin Procter LLP
       Exchange Place
       53 State Street
       Boston, MA 02109